

February 7, 2014

Via E-mail
Mr. David Wesson
Chief Financial Officer
Hyperdynamics Corporation
12012 Wickchester Lane, Suite 475
Houston, Texas 77079

      Re: Hyperdynamics Corporation
               Form 10-K for the Fiscal Year Ended June 30, 2013
               Filed September 11, 2013
               Definitive Proxy on Schedule 14A
               Filed October 22, 2013
               Form 10-Q for the Fiscal Quarter Ended December 31, 2013
               Filed February 7, 2014
               File No. 1- 32490

Dear Mr. Wesson:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Financial Statements

Note 1 – Organization and Significant Accounting Policies, page F-10

Oil and Gas Properties – Full Cost Ceiling Test, page F-13

1.   We note you disclose that at the end of each quarterly reporting period, your unamortized cost of oil and natural gas properties is limited to the sum of the estimated future net

revenues from proved properties, discounted at 10% and adjusted for related income tax effects. We also note your disclosure in the preceding section stating "unevaluated properties are excluded from the full-cost pool until we have made a determination as to the existence of proved reserves." Your disclosures do not accurately portray the accounting required under the full cost rules. Please revise your disclosure to differentiate between the full cost amortization base and the full cost pool, i.e., costs within the full cost pool that are subject to amortization vs. all costs capitalized for oil and gas properties under the full cost method. Please also revise your policy disclosure to explain how the costs of unproved properties are taken into account in your full cost ceiling test, with details sufficient to understand how your approach is consistent with Rule 4-10(c)(4)(i) of Regulation S-X, distinguishing between points (B) and (C).

2.   We note your disclosure indicating that you reclassified various unproved property costs, including the costs of drilling the Sabu 1 exploration well and related geological and geophysical costs, to your proved property costs account in February 2012, after evaluating this unproved property and determining that it had no reserves. You also indicate that you recorded the "full amortization" of this balance at the same time. Although guidance in Rule 4-10(c)(3)(ii)(A) of Regulation S-X prescribes grouping costs of unproved properties assessed as impaired with costs to be amortized (i.e., included in the full cost amortization base), this pertains to the computation rather than presentation.

We do not see adequate rationale for reporting a balance in proved properties in the absence of having established proved reserves. We also believe application of the ceiling test under Rule 4-10(c)(4) of Regulation S-X would result in a ceiling test write-down, under these circumstances, rather than incremental amortization. Please revise your filing to eliminate amounts ascribed to proved properties and to recognize the ceiling-test write-down directly against the unproved property account rather than grouping this charge with DD&A. All related disclosures should be similarly revised to reflect proper use of these terms.

Form 10-Q for the Fiscal Quarter Ended December 2013

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 20

3.   We note that in September 2013, you requested a renewal of exploration period ended September 21, 2013. Please revise to clarify when you expect to receive the renewal approval and how the gap period, between lapse of the exploration period and when the government of Guinea grants your renewal request, would impact your business operations and financial statements.

Definitive Proxy on Schedule 14A

Securities Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 12

4.   We note that Vanguard Group filed a Schedule 13G on 2/13/2013 to report its 6.02% beneficial ownership as of December 31, 2012. Please advise or revise the table to reflect Vanguard's beneficial ownership.

Executive Compensation, page 16

5.   Please revise this section to provide a more detailed explanation and analysis of specific factors that are considered in setting compensation for each of the named executive officers. For example, disclose the specific financial, operational and strategic objectives, in addition to personal achievement targets and/or goals established for each of the named executive officers. In that regard, we note you state at page 17 that the compensation committee reviews and approves corporate goals and objectives. Similarly, for each named executive officer, discuss the aspects of his individual performance, prior experience and level of responsibility that factored into the total compensation he received during the last year. See Item 402(b)(2) of Regulation S-K.

6.   We note you state at page 17 that no executive officer receives perquisites but you state at page 16 that you provide perquisites to certain executives and footnote (3) to your Summary Compensation Table at page 18. Please revise for consistency.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief